

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 15, 2010

Mr. Garland P. Asher
Chairman, President & Chief Executive Officer
Phazar Corp.
101 S.E. 25th Avenue
Mineral Wells, Texas 76067

      Re: **Phazar Corp.**
              Form 10-K for Fiscal Year Ended May 31, 2009
              Filed August 14, 2009
              File No. 000-12866

Dear Mr. Asher:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director